August 1, 2005



Via EDGAR

Mr. Craig Wilson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N. E.
Washington, D.C. 20549

     RE:  CONCURRENT COMPUTER CORPORATION
          FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004,
          FILED SEPTEMBER 7, 2004 (FILE NO. 000-13150)

Dear Mr. Wilson:

     This letter sets forth the responses of Concurrent Computer Corporation (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with regard to the Form 10-K for the fiscal year ended June 30, 2004. The Staff's comments were provided to the Company in a letter dated June 16, 2005.

     In connection with responding to these comments, the Company acknowledges that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          - Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Revenue Recognition and Related Matters, page 52
------------------------------------------------

1. We note from disclosures within the filing that your customers include government agencies. Considering this, tell us how you considered paragraphs 32 - 33 of SOP 97-2

Concurrent Computer Corporation
Page 2

     in accounting for fiscal funding clauses, if any, included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

     Response: The Company's sales to governmental agencies relate entirely to sales of its high-performance ("real-time") products. Government related sales are primarily related to sales to government prime contractors, rather than directly to governmental agencies. The contracts with the government prime contractors do not contain fiscal funding clauses or other contingencies. In fiscal 2004, the Company recorded $14.2 million in revenues to U.S. government prime contractors and agencies of the U.S. government. Approximately $2.0 million of this amount related directly to U.S. governmental agencies. This revenue to U.S. governmental agencies was primarily related to maintenance fees that are renewed on an annual basis. Some of these annual maintenance contracts do include fiscal funding clauses. In accordance with paragraphs 32 and 33 of SOP 97-2, "Software Revenue Recognition" ("SOP 97-2"), the Company has determined that the fiscal funding clauses are contingencies that raise a question as to whether a fee is fixed or determinable or if collectibility is reasonably assured. As a result, the Company defers recognizing revenue until the Company receives notification that funding has been approved and that funds have been released.

     Additionally, with regard to any past or future real-time product sales directly to U.S. governmental agencies, the Company defers recognizing revenue until the funding has been approved and the funds have been released.


2. Your revenue recognition policy does not appear to address all the revenue streams of your Company which appear to include, but are not limited to, long-term contracts involving customization, license fees, hardware, software maintenance, hardware maintenance, other software sales and video streams purchased. For example you disclose that you recognize revenue pursuant to SOP 97-2 and SOP 98-9 but it is not evident from this disclosure whether you recognize revenue for hardware, hardware maintenance, other software sales and video streams "purchased" pursuant to these standards. Tell us how you recognize revenue for each of your revenue streams, the authoritative literature that applies, how you determine the fair value of each element in multiple element arrangements and whether software is integral to the functionality of hardware you sell. In your response specifically address your consideration of EITF 00-21, FTB 90-1 and EITF 03-5 as they relate to your revenue recognition policy for products and services.

     Response: The Company provides computer and software systems for both the on-demand market and the real-time market. The on-demand systems enable cable systems that have two way capability to deliver movies and a large variety of other content to subscribers with digital set-top boxes. The real-time systems and software are specially designed to acquire, process, store, analyze and display large amounts of rapidly changing information in real-time. The Company's standard contractual arrangements

Concurrent Computer Corporation
Page 3

     with its customers generally include the delivery of a hardware and software system, certain professional services that typically involve installation and training, and ongoing software and hardware maintenance.

     The software component of the arrangement is considered to be essential to the functionality of the hardware. This determination is based on the fact that the Company modifies the hardware received from the hardware vendor in order for the hardware to function correctly with the software component. Additionally, the standard hardware received from the hardware vendor will not function to the customer's specifications without the software component or the modifications made by the Company prior to shipment. Therefore, in accordance with EITF No. 03-5, "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software", the hardware and the hardware maintenance components are considered software-related and the provisions of SOP 97-2 apply to the sale of the hardware.

     Consistent with the guidance in paragraph 4 a (i) of EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), the Company has determined that EITF 00-21 does not apply to the customer arrangements as a higher level of generally accepted accounting principles, SOP 97-2, applies to all elements of the arrangement.

     The Company does use the term "price per stream" in its Form 10-K. For its on-demand product, the Company sometimes prices the hardware and software sold to customers based on a price per stream basis. The number of streams a system will process is an indication of volume or capacity of the system. This is, however, only used as a pricing mechanism for the hardware and software in some situations. The Company does not receive any additional "per stream" fees based on volume used by customers.

     The Company separates the elements of the customer arrangement based on the principles embedded in SOP 97-2. The Company bifurcates the undelivered elements related to professional services and hardware and software maintenance based on vendor specific objective evidence ("VSOE") and recognizes the revenue from the hardware and software elements based on the residual method as more fully discussed below.

     Software and Hardware Sales
     ---------------------------

     In most cases these products include both hardware and software. Revenue from hardware and software arrangements is recognized in accordance with the guidance in SOP 97-2 and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Revenue from hardware and software sales is generally recognized after the software has been installed on the hardware and the hardware has been shipped to the customer's site or upon receipt by the customer, depending on the shipping terms. Revenue is also only recognized if there are no significant obligations remaining and collection of the related receivable is probable. The Company's VSOE of fair value is determined based on the price charged when the

Concurrent Computer Corporation
Page 4

     same element is sold separately. If VSOE of fair value does not exist for all elements in a multiple element arrangement, the Company recognizes revenue using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement is recognized as revenue. Therefore, the revenue associated with the undelivered maintenance and professional services, if any, is deferred until the services are performed as discussed more fully below.

     Professional Services
     ---------------------

     The Company's professional services revenue is primarily generated from integration of third party software interfaces, training, and hardware installation. These services are typically completed within 90 days from the receipt of the order. Generally, as noted above, the hardware and software products are recognized as revenue upon delivery, based on the shipping terms. Additional service elements are recognized as revenue as those services are rendered. In accordance with SOP 97-2, the Company has determined that these service elements are to be accounted for separately as these services are not essential to the functionality of the software. This is evidenced by the fact that the hardware and software is not subject to return if the services are not performed. Other factors that indicate that these services qualify for accounting as a service element are that, in some cases, the services may be available from other vendors, the services do not carry a significant degree of risk or unique acceptance criteria, and the Company is an experienced provider of the services. The Company determines VSOE of fair value on the services based on the standard rate per hour or fixed fee used when similar services are sold separately.

     In limited situations, the Company has determined that the services that will be performed are essential to the functionality of the software primarily due to the customization requests of the individual client. When the Company determines that the professional services that are being performed do not qualify as a separate element of the arrangement under SOP 97-2, because they do not meet the criteria noted above, the Company applies the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), and records the value of the entire arrangement, excluding maintenance, as the project progresses based on actual costs incurred compared to the total costs expected to be incurred through completion. To date, the Company has had very few contracts accounted for under SOP 81-1.

     Hardware and Software Maintenance
     ---------------------------------

     In some cases the Company will include a "free" warranty period for hardware and software maintenance in the sales price. This warranty period can be for up to three years. In accordance with SOP 97-2 and, depending upon the specific terms of the customer agreement, the Company either accrues the estimated costs to be incurred in performing maintenance services at the time of revenue recognition and shipment of product, or the Company defers revenue associated with the maintenance services to be

Concurrent Computer Corporation
Page 5

     provided during the warranty period based upon the value for which the Company has sold such services separately when they are renewed by existing customers.

     For those arrangements in which the warranty period is less than or equal to one year, the Company, in accordance with meeting the criteria in paragraph 59 of SOP 97-2, accrues the estimated costs to be incurred in providing such services. In accordance with paragraph 59 of SOP 97-2, the Company has determined that the warranty fee is part of the initial license fee, the warranty period is for one year or less, the estimated cost of providing the services are immaterial, and the customer is not granted the rights to any upgrades and enhancements as defined in SOP 97-2. During the warranty period, the Company provides for the repair or replacement of defective equipment, provides telephone support, and provides software patches/bug fixes. Therefore, in accordance with AICPA Technical Practice Aid 43, "Corrections of Errors in Computer Software (Bug Fixes)", the Company accrues for those costs under SFAS No. 5, "Accounting for Contingencies". Actual costs are then charged against the warranty accrual as they are incurred.

     For those arrangements in which the warranty period is greater than one year, the Company defers revenue based upon the value for which the Company has sold such services separately. These services are available to customers through annual renewal contracts at the end of the warranty period. As such, the Company has determined that the maintenance is a separate element of the arrangement under SOP 97-2 and therefore, is recognized as revenue on a straight line basis over the warranty period.

     In some cases the Company does not include a "free" warranty period for hardware and software maintenance in the sales price and the customer will typically purchase a maintenance contract. Typically the customer will pay for the annual maintenance contract in advance. The Company determines VSOE of fair value for these services based on renewal rates charged when the service is sold separately. In these cases the Company will recognize the revenue on a straight line basis over the warranty period as this most closely estimates the earnings process of the services.


3. Your disclosure for multiple elements does not appear to fully comply with the SAB 104, Topic 13.B Question 1, in regards to clearly stating the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Tell us how you plan to more fully comply with this guidance.

     Response: The Company will revise its future filings to include the following disclosure with regards to its revenue recognition policy:

     Revenue Recognition Policy
     --------------------------

Concurrent Computer Corporation
Page 6

     The Company recognizes revenue when persuasive evidence of an arrangement exists, the system has been shipped, the fee is fixed or determinable and collectibility of the fee is probable.

     Software and Hardware Sales
     ---------------------------

     On-demand (formerly "VOD") and real-time (formerly "Integrated Solutions") product revenues are recognized based on the guidance in American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2") and related amendments, SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". The Company's standard contractual arrangements with its customers generally include the delivery of a hardware and software system, certain professional services that typically involve installation and training, and ongoing software and hardware maintenance. The software component of the arrangement is considered to be essential to the functionality of the hardware. Therefore, in accordance with Emerging Issues Task Force No. 03-5, "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software", the hardware and the hardware maintenance components are considered software related and the provisions of SOP 97-2 apply to all elements of the arrangement. Under multiple element arrangements, the Company allocates revenue to the various elements based on vendor-specific objective evidence ("VSOE") of fair value. The Company's VSOE of fair value is determined based on the price charged when the same element is sold separately. If VSOE of fair value does not exist for all elements in a multiple element arrangement, the Company recognizes revenue using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement is recognized as revenue.

     Professional Services
     ---------------------

     Professional services revenue is primarily generated from integration of third party software interfaces, training, and hardware installation. These services are typically completed within 90 days from the receipt of the order. Under multiple element arrangements, the Company allocates revenue to the various elements based on VSOE of fair value. The Company determines VSOE of fair value for the services based on the standard rate per hour or fixed fee used when similar services are sold separately. Revenues from these services are recognized when the services are performed.

     In certain instances, the Company's customers require significant customization of both the software and hardware products. In these situations, the services are considered essential to the functionality of the software and, therefore, the revenue from the arrangement, with the exception of maintenance, is recognized in conformity with Accounting Research Bulletin ("ARB") No. 45, "Long Term Construction Type Contracts" and SOP 81-1, "Accounting for Performance of Construction-Type and

Concurrent Computer Corporation
Page 7

     Certain Production-Type Contracts." The Company records the value of the entire arrangement (excluding maintenance) as the project progresses based on actual costs incurred compared to the total costs expected to be incurred through completion.

     Hardware and Software Maintenance
     ---------------------------------

     The Company recognizes revenue from maintenance services in accordance with SOP 97-2. Depending upon the specific terms of the customer agreement, the Company may include warranty as part of the purchase price. In accordance with SOP 97-2 and, depending upon the specific terms of the customer agreement, the Company either accrues the estimated costs to be incurred in performing maintenance services at the time of revenue recognition and shipment of product, or the Company defers revenue associated with the maintenance services to be provided during the warranty period based upon the value for which the Company has sold such services separately when they are renewed by existing customers. For those arrangements in which the warranty period is less than or equal to one year, the Company accrues the estimated costs to be incurred in providing services. In accordance with paragraph 59 of SOP 97-2, the Company has determined that the warranty fee is part of the initial license fee, the warranty period is for one year or less, the estimated cost of providing the services are immaterial, and upgrades and enhancements offered during maintenance arrangements historically have been and are expected to continue to be minimal and infrequent. Actual costs are then charged against the warranty accrual as they are incurred. For those arrangements in which the warranty period is greater than one year, the Company defers revenue based upon the value for which the Company has sold such services separately. This revenue is then recognized on a straight line basis over the warranty period.



     Please contact the undersigned at (678) 258-4052 with any questions concerning this letter.


                              Sincerely,

                              /s/Greg Wilson

                              Greg Wilson
                              Chief Financial Officer

cc:  Ms. Megan Akst - Securities and Exchange Commission
     Mr. Tom Ferraro - Securities and Exchange Commission
     Mr. Kirk L. Somers - Concurrent Computer Corporation
     Ms. Pamela Blackburn - Deloitte & Touche LLP
     Mr. Alan J. Prince - King & Spalding LLP